

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2024

Morgan Frank
Chief Executive Officer
Sanuwave Health, Inc.
11495 Valley View Road
Eden Prairie, Minnesota 55344

      Re: Sanuwave Health, Inc.
          Registration Statement on Form S-1
          Filed December 3, 2024
          File No. 333-283576

Dear Morgan Frank:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Augustin at 202-551-8483 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Industrial Applications and Services

cc: Ben Stacke